SUPPORT.COM

November 28, 2011

Via Edgar

Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Support.com, Inc. (File no. 0-30901)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011

Dear Mr. Gilmore:

I am writing in response to your letter dated November 16, 2011 in the above-captioned matter addressed to Shelly Schaffer, Chief Financial Officer.

Support.com, Inc. (the “Company”) respectfully acknowledges the comments contained in the three numbered paragraphs of your correspondence, and responds as follows using the headings and paragraph numbers from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.A Risk Factors

“Because a small number of customers and channel partners…,” page 12

1.
We note your response to prior comment 1; the information you presented appears to be inconsistent with your conclusion that you are not substantially dependent on your agreements with Staples, Inc. Please file your agreements with Staples, Inc. as exhibits and ensure that your disclosure describes the material terms of such agreements. See Items 601(b)(10)(ii) and 101(c)(1)(vii) of Regulation S-K.

Response:  We acknowledge the Commission’s comment, but respectfully disagree with the conclusion that the Company is “substantially dependent” on its agreement with Staples, Inc. We provide the following response to better explain the facts and circumstances in this instance.

Our agreement with Staples was entered into in the ordinary course of business and is customary for the nature of our business.  We do not believe the Company is “substantially dependent” on the agreement with Staples for several reasons.  Unlike our historic treatment of our agreement with Office Depot—which at times prior to 2010 represented 75% or more of our revenue—our agreement with Staples does not represent “the major part” of our services.

We are mindful that Item 601(b)(10)(ii) of Rule S-K references “the major part” of services as an example, and not the only basis for deeming a contract one on which a company is “substantially dependent.”  But our reseller arrangement with Staples is, indeed, a type of agreement contemplated by that example, which is to say, it is an agreement to resell our services, and not a supplier agreement or some other sort of relationship on which a company might be “substantially dependent.”  It is an agreement to sell our services to Staples as a reseller, but it is not for “the major part” of our services.  We have disclosed the terms of, and filed, our agreement with Office Depot with respect to 2010 during which it did represent “the major part” of our services sold, but that was not and has never been the case with respect to Staples or any other customer apart from Office Depot.

Our non-exclusive agreement with Staples has no minimum purchase requirements for our services, meaning revenue under the contract can and does vary in quarterly volume as is the case with our other resale partners.  For example, in Q1 2010 we had only one customer representing 10% or more of our quarterly revenue—Office Depot.  By Q4 2010 we had three, including Staples who for the year represented 21% of our revenue and was not our largest customer.  By the next quarter, Q1 2011, we had four customers each of whom represented 10% or more of our quarterly revenue; again, Staples was not the largest, and it has been declining in rank and as a percentage of our revenues, most recently it represented only 14% of revenues as reported in our Form 10-Q for Q3 2011.  We believe the dynamically changing rank and volume of our customer base, plus the continuing marked trend towards revenue diversification in our business, help demonstrate that the loss of a customer like Staples, while certainly having short-term adverse effects, would not be so damaging that we could be said to be “substantially dependent” upon the relationship.  We expect that in such an event the lost revenue from Staples would be naturally replaced by growing revenue from our existing and new channel partners.

The Company will evaluate each quarter if we believe we are “substantially dependent” on any agreement, including in association with our annual report on Form 10-K for 2011 when that filing is made.  We believe we have properly disclosed and filed in the past agreements with the one customer, Office Depot, which has for periods represented sale of “the major part” of our services.  Staples has never represented an agreement for the sale of “the major part” of our services, nor do we have any dependency on Staples for any other aspect of our business.  If circumstances change in our business or our relationship with Staples or other customers, we will of course consider that in the quarterly assessment of what, if any, agreements exist upon which the Company is substantially dependent.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed May 11, 2011)

Compensation Discussion and Analysis

Executive Summary, page 13

2.
We reissue prior comment 6. As noted in our prior comment, the summary states that you changed your executive compensation program in 2009 to reduce cash  compensation for your named executive officers and to place an increased emphasis on long-term equity incentives. Although the summary states that you continued following this philosophy in 2010, you did not make any performance-based equity awards in 2010, but did award cash bonuses. Please confirm that your executive summary in future filings will provide a materially complete overview of your executive compensation for the prior fiscal year.

Response:  We respectfully acknowledge the Commission’s comment.  While we believe our previous executive summary was materially complete, we will be happy to address the Commission’s comments in our next annual proxy filing with more explicit discussion of the implications of the Company’s compensation philosophy as it pertains to the frequency and timing of equity grants made for the purposes of long-term incentives.

Analysis of 2010 Executive Compensation

Base Salary, page 14

3.	We note your response to prior comment 7. Please confirm that you will add clarifying disclosure in future filings, to the extent applicable. See Item 402(b)(v) of Regulation SK.

Response:

We respectfully acknowledge the Commission’s comment.  Yes, we will add clarifying disclosure in future filings to the extent applicable.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory J. Wrenn
SVP General Counsel & Secretary, Support.com

cc:           Steve Gillette, Jones Day

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